UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RELIV INTERNATIONAL INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75952 R 100

(CUSIP Number)

Robert L. Montgomery, Chief Executive Officer

136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005 (636)537-9715

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75952 R 100	13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert L. Montgomery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
NUMBER OF		3,527,459 Shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		None
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		3,527,459 Shares of Common Stock
WITH
	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,527,459 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 27.30% of the issued and outstanding Common Stock

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

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CUSIP No. 75952 R 100	13D

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of Reliv International, Inc. (the “Company”). The Company’s principal executive offices are located at 136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005.

ITEM 2.	Identity and Background.

This Statement is filed by Robert L. Montgomery whose address is 17945 Wild Horse Creek Road, Chesterfield, Missouri 63005. Mr. Montgomery is the Chief Executive Officer of the Company. The address of the Company’s principal executive offices is 136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005. Mr. Montgomery is a citizen of the United States of America.

During the past five years, Mr. Montgomery has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Montgomery been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Mr. Montgomery purchased 51,527shares of Common Stock in the Company in 2015. The total consideration paid was $39,094.55, excluding commissions. As of the date of this statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares.

ITEM 4.	Purpose of Transaction.

Mr. Montgomery acquired the shares of Common Stock indicated herein solely for investment purposes. Mr. Montgomery may elect to acquire additional shares of Common Stock or to sell shares. Any such determination may be based on a number of factors, including the continued employment of Mr. Montgomery by the Company, the continued attractiveness of investment in the Company at then prevailing market prices, the number of shares of Common Stock that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

While Mr. Montgomery reserves the right to develop plans or proposals in the future with respect to the following items, at the present time Mr. Montgomery has no plans or proposals that relate to or would result in any of the following:

(a)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b)   Sale or transfer of a material amount of assets of the Company or any of its

Subsidiaries;

(c)    Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(d)   Any material change in the present capitalization or dividend policy of the Company;

(e)    Any other material change in the Company’s business or corporate structure;

(f)    Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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CUSIP No. 75952 R 100	13D

(g)    Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)   A class of equity securities in the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)     Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Mr. Montgomery may be deemed to be the beneficial owner of a total of 3,527,459 shares of Common Stock of the Company, representing approximately 27.30% of the issued and outstanding shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 12,919,110 shares of Common Stock outstanding as of February 1, 2016.

During the past 60 days, Mr. Montgomery has purchased 44,887 shares of Common Stock of the Company.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Montgomery is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2016
Date

/s/ Robert L. Montgomery
Robert L. Montgomery

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